SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2003

                                  Serono S.A.
                             ----------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                       -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                                   ----------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F
               ----            ----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).)
                                                       -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).)
                                                       -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No   X
         ----     ----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)


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                                                               [GRAPHIC OMITTED]
                                                                          SERONO



Media  Release


FOR  IMMEDIATE  RELEASE
-----------------------

NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT MAY BE TRANSMITTED INTO CANADA OR JAPAN OR TO PERSONS RESIDENT IN SUCH JURISDICTIONS



                  --------------------------------------------
                  | SERONO LAUNCHES CONVERTIBLE BOND OFFERING |
                  --------------------------------------------



GENEVA, SWITZERLAND, NOVEMBER 10, 2003 - SERONO S.A. (VIRT-X: SEO AND NYSE: SRA)

Serono S.A. announces today that it has launched an offering of approximately CHF600 million senior unsubordinated convertible bonds due 2008 (the "Bonds"), convertible into bearer shares of Serono.

Serono is launching the issue of the Bonds to take advantage of the attractive financing opportunities currently available in the convertible bond market. The offering will provide additional financial resources and flexibility while capitalizing on the current favorable interest rate environment. The proceeds of the issue will be used for general corporate and strategic purposes outside Switzerland.

The final terms of the Bonds are expected to be announced later today. The Bonds will be issued by a wholly-owned subsidiary of Serono, and guaranteed by Serono. The settlement date of the Bonds is expected to be November 26, 2003. An application will be made to list the Bonds on the SWX Swiss Exchange.




                                       ###


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
Stabilisation/FSA

This document does not constitute an offer to issue or sell, or the solicitation of an offer to acquire or buy, any Bonds to any person in any jurisdiction.

In the United Kingdom, this announcement is directed exclusively at persons who have professional experience in matters relating to investments who fall within
Article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. In the United Kingdom, the Bonds will only be issued to such persons.

The Bonds, the bearer shares to be issued upon conversion of the Bonds and the guarantee in respect of the Bonds have not been and will not be registered under the United States Securities Act of 1933. Accordingly, the Bonds and the bearer shares to be issued upon conversion of the Bonds may not be offered, sold or distributed within the United States except pursuant to an exemption. There will be no public offer for the Bonds or the bearer shares to be issued on conversion of the Bonds in the United States.




                                       ###


Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 17, 2003. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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
                                                               [GRAPHIC OMITTED]
                                                                          SERONO



Media  Release


FOR  IMMEDIATE  RELEASE
-----------------------

NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT MAY BE TRANSMITTED INTO CANADA OR JAPAN OR TO PERSONS RESIDENT IN SUCH JURISDICTIONS



                  --------------------------------------------
                  |        SERONO SUCCESSFULLY PRICES        |
                  | CHF600 MILLION CONVERTIBLE BOND OFFERING |
                  --------------------------------------------



GENEVA, SWITZERLAND, NOVEMBER 10, 2003 - SERONO S.A. (VIRT-X: SEO AND NYSE: SRA)

Serono S.A. announces today that the terms for its CHF600 million senior unsubordinated convertible bonds due 2008 (the "Bonds"), convertible into bearer shares of Serono, have been fixed as follows:

     - The initial conversion price has been set at CHF1,415.11 per bearer share, which represents a 53.8% premium over the reference price of CHF920.

     - Each Bond with a nominal value of CHF5,000 is initially convertible into 3.5333 bearer shares.

     -    The coupon is 0.50% per annum, payable annually.

     - If not previously converted, the Bonds will be redeemed at 105.8108% (CHF5,290.54 each) on the maturity date, which is expected to be November 26, 2008, representing a yield to maturity of 1.625% per annum.

An application will be made to list the Bonds on the SWX Swiss Exchange. The settlement day of the bonds is expected to be November 26, 2003.



                                       ###


                                                                             1/2

Stabilisation/FSA

This document does not constitute an offer to issue or sell, or the solicitation of an offer to acquire or buy, any Bonds to any person in any jurisdiction.

In the United Kingdom, this announcement is directed exclusively at persons who have professional experience in matters relating to investments who fall within
Article 19 or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. In the United Kingdom, the Bonds will only be issued to such persons.

The Bonds, the bearer shares to be issued upon conversion of the Bonds and the guarantee in respect of the Bonds have not been and will not be registered under the United States Securities Act of 1933. Accordingly, the Bonds and the bearer shares to be issued upon conversion of the Bonds may not be offered, sold or distributed within the United States except pursuant to an exemption. There will be no public offer for the Bonds or the bearer shares to be issued on conversion of the Bonds in the United States.




                                       ###


Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 17, 2003. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                       ###


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
                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          SERONO S.A.
                                          a Swiss corporation
                                          (Registrant)


November 10, 2003                         By:    /s/ Allan Shaw
                                                 ----------------------------
                                          Name:  Allan Shaw
                                          Title: Chief Financial Officer


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